Exhibit 99.1

MAMMA.COM ANNOUNCES THE SETTLEMENT OF ITS

CLASS ACTION LAWSUIT

Montreal, Canada, November 9, 2006 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), today announced that it has entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants.

Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company. The settlement contains no admission of wrongdoing by the Company or the officers of the Company who are individual defendants. The Company has always maintained and continues to believe that neither the Company nor any of the individual officers named committed any wrongdoing. However, given the potential cost and uncertainty of continued litigation, the Company believes that the settlement is in the Company’s best interests.

Guy Fauré, the Company’s President and CEO, stated: “We are gratified that the litigation is likely to be settled and on favorable terms. We can now turn all of our attention and resources to continuing to build and pursue our business model and sharpen our focus on achieving profitability and enhancing shareholder value.”

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré

President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #146

Telephone Local: (514) 908-4346

Email: guy@mamma.com

Web site: www.mammainc.com